United States securities and exchange commission logo





                              May 17, 2021

       Matthew Kearney
       Chief Executive Officer
       Mount Rainier Acquisition Corp.
       256 W. 38th Street, 15th Floor
       New York, NY 10018

                                                        Re: Mount Rainier
Acquisition Corp.
                                                            Draft Registration
Statement on Form S-1
                                                            Confidentially
Submitted April 21, 2021
                                                            CIK No. 0001854461

       Dear Mr. Kearney:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Draft Registration Statement on Form S-1 Confidentially Submitted April 21, 2021

       Registration Statement Facing Page, page 1

   1. Please revise the cover page and the table on page 96 to reflect the total amount payable as underwriting discounts
and commissions. Disclose also that $6 million representing 4.0%
                                                        of the proceeds from
the offering will be payable to A.G.P. upon consummation of an initial business
combination. See Item 501(b)(3) of Regulation S-K.
       Prospectus Cover Page, page 2

   2. You state here that you have 18 months to consummate your initial business combination, but disclosure in
several other places in the filing indicates that you have 24 months to do
                                                        so. Please revise as
appropriate.
 Matthew Kearney
FirstName  LastNameMatthew    Kearney
Mount Rainier  Acquisition Corp.
Comapany
May        NameMount Rainier Acquisition Corp.
     17, 2021
May 17,
Page 2 2021 Page 2
FirstName LastName
Summary
Our Management Team, page 2

3. Risk factor disclosure on page 26 states that certain of your officers and directors are currently affiliated with entities engaged in a similar business as yours, and accordingly they may have conflicts of interest in allocating their time and determining to which entity a particular business opportunity should be presented. Please identify in your summary the other entities with which your management is currently affiliated that may compete with you for business combination opportunities.
Our Competitive Advantage, page 3

4. Please describe or define Dominion Capital and explain its relationship, if any, with your sponsor DC Rainier SPV LLC and your management.
Private Placements, page 5

5. You state that you issued 1,265,000 shares of common stock to A.G.P on March 26, 2021 for $7,333.33 in a private placement but in disclosure elsewhere in the filing, you indicate that these shares were issued as part of the underwriting compensation. Please revise to clarify the nature of the transaction.
6. Your disclosure here and on page 75 indicates that A.G.P., the representative of the underwriters in the offering, has agreed to vote any shares they hold in favor of a proposed business combination. We note in this regard that the definition of initial stockholders on page 1 includes A.G.P. Elsewhere, however, where you discuss the 1,265,000 shares issued to A.G.P, for example on page 12, you disclose that A.G.P. has agreed to waive its redemption rights in connection with an initial business combination and its rights to liquidating distributions in the event that you fail to consummate a business combination within 18 months, but you do not disclose the voting agreement. Please revise to clarify whether A.G.P. has agreed to vote its shares in favor of an initial business combination and provide consistent disclosure on this point. To the extent there is such an agreement, please identify the agreement and tell us whether it will be filed as an exhibit. In this regard, we note that A.G.P. does not appear to be a party to the letter agreement to be filed as Exhibit 10.1.
The Offering
Offerings proceeds to be held in trust, page 12

7. You state here that except as set forth below, the proceeds in the trust will be not be released until (i) the completion of your initial business combination within the required time period or (ii) the redemption of all of your outstanding public shares if you have not completed your initial business combination within the required time period. Disclosure on page 6 states that your initial stockholders have agreed inter alia not to propose or vote for a charter amendment that would extend the 18-month period you have to complete
 Matthew Kearney
Mount Rainier Acquisition Corp.
May 17, 2021
Page 3
         your initial business combination, unless you provide public stockholders an opportunity to redeem their public shares in connection with such an amendment. Please revise your disclosure to clarify whether proceeds from the trust account may be released to redeem shares in connection with such a charter amendment.
Limited payments to insiders, page 13

8. The disclosure here suggests that the 4.0% business combination agreement fee payable to
         A.S.G. may be paid prior to the initial business combination, but disclosure elsewhere states that this deferred compensation will be payable from the trust account only upon consummation of an initial business combination. Please revise to clarify when and from what funds the 4.0% fee will be payable to your underwriter representative.
Stockholder approval of, or tender offering in connection with, initial business combination, page 13

9. We note your risk factor disclosure on page 31 stating that shareholders must vote either for or against a business combination, and may not abstain or fail to vote, in order to redeem their shares in connection with a vote on a proposed business combination. Please revise your disclosure on page 13 and elsewhere where you discuss redemption rights in connection with a vote on a proposed business combination to clarify that abstaining or failing to vote renders shareholders ineligible to redeem their shares.
Principal Stockholders, page 73

10. Please revise to identify the natural person or persons who have voting and investment control of the shares held by each of the entities in the table.
11. You disclose at the bottom of page 73 that immediately after the offering your initial stockholders (excluding the holders of representative shares) will beneficially own 20% of your outstanding shares, but this disclosure does not appear consistent with the information provided in the beneficial ownership table. In addition, disclosure throughout
FirstName LastNameMatthew Kearney
       the filing, including on pages 5, 11, 27, 33 and 44 as examples only, is inconsistent as to
Comapany    NameMount
       whether            Rainier Acquisition
                 the representative              Corp. in the 20% of your
shares that will be
                                     shares are included
May 17,owned
         2021 by   your
                Page 3 initial stockholders after the offering. Please revise throughout to clarify.
FirstName LastName
 Matthew Kearney
FirstName  LastNameMatthew    Kearney
Mount Rainier  Acquisition Corp.
Comapany
May        NameMount Rainier Acquisition Corp.
     17, 2021
May 17,
Page 4 2021 Page 4
FirstName LastName
        You may contact Joyce Sweeney, Senior Staff Accountant, at 202-551-3449 or Kathleen
Collins, Accounting Branch Chief, at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Wray, Staff
Attorney, at 202-551-3483 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Mitchell Nussbaum, Loeb & Loeb LLP